825 Third Avenue, 27th Floor New York, NY 10022 646.519.2456 50 California Street, 29th Floor - Suite 2950 San Francisco, CA 94111 415.900.3871 www.focusfinancialpartners.com

January 27, 2016

Via EDGAR

Christian Windsor

Special Counsel

Office of Financial Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                                   Focus Financial Partners Inc.
Draft Registration Statement on Form S-1
Submitted October 30, 2015
CIK No. 0001651052

Ladies and Gentlemen:

Set forth below are the responses of Focus Financial Partners Inc. (the “Registrant,” “we,” “us,” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 25, 2015, with respect to the Registrant’s Draft Registration Statement on Form S-1, initially and confidentially submitted to the Commission on October 30, 2015 (“Confidential Submission No. 1”).

Concurrently with the submission of this letter, we are confidentially submitting through EDGAR Confidential Draft Submission No. 2 (“Confidential Submission No. 2”). For your convenience, we will hand deliver five copies of Confidential Submission No. 2, as well as five copies of Confidential Submission No. 2 that are marked to show all changes made since the initial submission of Confidential Submission No. 1.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. All references to page numbers and captions correspond to Confidential Submission No. 2, unless otherwise specified.

Industry and Market Data, page ii

1.              The statement that you are not aware of any misstatements regarding the industry data presented in the document implies that you are not responsible for statements attributed to such data. Please delete this statement or revise to clarify that you have taken liability for such statements.

Response: Confidential Submission No. 1 has been revised to delete the referenced statement. Please see page ii of Confidential Submission No. 2.

A Letter from Ruediger Adolf

2.              The letter from your Chairman does not present a balanced summary of your business, its current financial condition, future prospects and challengers. Similarly, it does not present the risks that an investor could face if they invest in your shares. Please move this letter so that is appears after the forepart of the prospectus (the Summary and Risk Factors sections). Please refer to Item 503 of Regulation S-K.

Response: Confidential Submission No. 1 has been revised as requested.  The letter has been moved to follow the Prospectus Summary and Risk Factors sections and a note has been added at the beginning of the letter to indicate that it should be read in the context of the disclosures made in the entire prospectus, including the information under the heading “Risk Factors”.  Please note that the copies of Confidential Submission No. 2 that are marked to show all changes made since the initial submission of Confidential Submission No. 1 show only the changes made to the text of the letter, rather than showing the entire letter as marked as a result of the change in placement of the letter.   Please see pages 49, 50 and 51 of Confidential Submission No. 2.

Prospectus Summary, page 1

3.              Throughout the Summary and the rest of the prospectus we note statements such as that:

•                 your “superior solution attracts the most successful players: Buckingham, GW & Wade, The Colony Group, Merriman...” (page iv);

•                 “[c]learly [your] business has been successful” (page v);

•                 you are a “leading partnership” of independent, fiduciary wealth management firms (page 1) and that you possess a “leadership position” in the wealth management industry (page 3);

•                 you operate at the “forefront” of the RIA industry (page 1); and

•                 you “offer elite teams of wealth management professionals” (page 5).

Please revise these statements to provide an objective standard against which such statements may be evaluated.

Response:  Confidential Submission No. 1 has been revised. Please see pages 1, 2, 5, 32, 50, 51, 76, 99, 101 and 115 of Confidential Submission No. 2.

However, the Registrant believes that its description as a “leading partnership” with a “leadership position” in the RIA industry is an objective statement.  RIAs have experienced the strongest growth among wealth management channels and are expected to continue their growth.  Please see pages 5-6 and 101-102 of Confidential Submission No. 2.  Based on industry experience, the Registrant’s management believes that the Registrant is the largest partnership of leading RIA firms and is not aware of any other private or public organization that owns 38 partner firms with comparable financial metrics of the magnitude disclosed in the Draft Registration Statement.

4.              In order to provide investors with a more balanced presentation of the opportunities and challenges of investing in your shares, revise the Summary to clarify that investors will experience significant dilution. The revised disclosure should also clarify that the current owners will continue to have a substantial percentage of the voting power of your common stock.

Response: Confidential Submission No. 1 has been revised as requested. Please see page 12 of Confidential Submission No. 2.

Our Company, page 1

5.              Please disclose the source of the data serving as the basis for your statement in the second paragraph on page 2 that the “population of high net worth individuals... has reached record levels in the United States” and that “the industry is witnessing an unprecedented flow of retirement assets from company-sponsored plans into flexible investment accounts.”

Response: Confidential Submission No. 1 has been revised as requested. Please see pages 2 and 99 of Confidential Submission No. 2. Confidential Submission No. 1 has been revised to state that “the industry is witnessing significant growth in the flow of retirement assets from company-sponsored plans into flexible investment accounts.” This statement is intended to provide a general observation based on the significant increase in retirees and the related growth of assets flowing into other investment accounts from company-sponsored retirement plans. For example, according to a July 2015 ICI Research Report, rollovers, primarily from employer-sponsored retirement plans, to traditional IRAs grew significantly from $114.0 billion in 1996 to $301.0 billion in 2012 (Holden, Sarah, and Steven Bass. 2015. “The IRA Investor Profile: Traditional IRA Investors’ Activity, 2007—2013.” ICI Research Report (July)).

6.              In order to provide equal prominence for the GAAP financial measure most closely associated with the adjusted EBITDA presentation on page 2 (and repeated on page 9), please disclose your net income for each year presented.

Response: Confidential Submission No. 1 has been revised as requested. Please see pages 2-3, 9 and 31 of Confidential Submission No. 2.

Our Partnership Model, page 3

7.              We note your disclosure that:

•                 you “generally” acquire substantially all of the assets of the firm you choose to partner with (page 3); and

•                 your acquisitions are “generally” structured in the manner shown by your diagram (page 4).

Please revise to clarify the circumstances, and the relative number of partnership acquisitions in both number and as a percentage of total customer assets, where your acquisitions are not structured in such manner.

Response:  Confidential Submission No. 1 has been revised to clarify that acquisitions of partner firms have been structured in the manner described, with limited exceptions.  Please see pages 3, 4, 8, 42, 77, 104, 105, 112 and 113 of Confidential Submission No. 2.  The term “generally” was initially intended to indicate that subsidiary mergers and future acquisitions in foreign jurisdictions may be structured differently. Historically, a small number of partner firm acquisitions have been structured in ways that differ from the structure shown in the diagram.  The Registrant respectfully advises the Staff that it has not revised Confidential Submission No. 2 to describe these variations given the limited exceptions.

Overview of the Wealth Management Industry, page 4

8.              If known, please revise to provide a quantified estimate of the proportion of U.S. wealth management services that the RIA channel delivers.

Response:  The Registrant respectfully advises the Staff that the proportion of U.S. wealth management services that the RIA channel delivers is not known.

Our Competitive Strengths, page 7

9.              Please balance your disclosures of competitive strengths and strategy with an equally prominent discussion of risks and obstacles in implementing this strategy. We note the subsection on page 18 labeled “Risks Factors.” However, the presentation is not as prominent as the discussion of the strengths and strategy. Also, please discuss any other factors, including difficulty competing with wealth management channels where larger players may be able to engage in wider spread marketing activities or may have access to products and services that Focus Financial and its partner firms do not have.

Response: Confidential Submission No. 1 has been revised as requested.  Please see pages 11 and 27 of Confidential Submission No. 2.

Risk Factors

Our financial results largely depend on wealth management fees..., page 25

10.       Revise this risk factor to clarify how “unfavorable market conditions, (or) actions taken by clients in response to market conditions” may impact your fee revenues. For instance, are your fees subject to vesting provisions based on performance, or are you subject to “claw back” provisions? Alternatively, are your fees impacted by the overall amount of client assets and so market conditions that either depress the value of client assets, or client withdrawal of assets from their accounts, may impact fee revenue? If your fees are based on more than one key element, please clarify for investors the percentage of your fees impacted by each key factor. Consider similar revisions to the third risk factor on this page.

Response:  Confidential Submission No. 1 has been revised as requested. Please see page 26 of Confidential Submission No. 2.  The Registrant respectfully advises the Staff that its fees are not subject to vesting provisions based on performance or subject to clawback provisions.  Fee practices vary significantly among our partner firms and within our partner firms.  Please see the response to Comment 17 below for further discussion of fees.

Our partner firms may not be able to maintain..., page 25

11.       Please disclose whether your partner firms have had to lower their fees in response to competitive pressures or otherwise in the past.

Response: Historically, the Registrant’s partner firms have not had to lower their fees in any material way in response to competitive pressure or otherwise.  The Registrant’s partner firms are wealth managers, not asset managers.  The partner firms’ businesses are highly client service-based with a high degree of personal interaction with clients.  Such relationship-based businesses are not generally subject to the same pricing pressures as asset managers that produce and sell investment products.  Although the Registrant believes that there is low probability that its partner firms would be forced to reduce their fees, if this risk were to materialize, it could potentially have an adverse impact on the Registrant’s financial condition, results of operations and cash flows.  Due to the potential magnitude of this risk, this risk factor has been retained in Confidential Submission No. 2 on page 26 thereof.

Failure to maintain and properly safeguard and adequate technology infrastructure..., page 27

12.       In order for investors to better understand the possible impact that a cyber-security incident might impact your company; please revise this risk factor to discuss any material breaches that have impacted your business or the businesses of your partner firms. For example, we note that GW & Wade was subject to an attack in 2012 that resulted in the loss of $290,000 in client funds and a fine from your regulators.

Response: Confidential Submission No. 1 has been revised to provide greater detail about this risk factor.  Please see page 29 of Confidential Submission No. 2.  To date, the Registrant has not experienced any cybersecurity incidents that constituted a material loss to the Registrant and the Registrant has a network security and privacy insurance policy in place.

Our insurance coverage may be inadequate or expensive, page 28

13.       Please revise to quantify your insurance costs in recent periods.

Response: Confidential Submission No. 1 has been revised as requested. Please see page 29 of Confidential Submission No. 2.

Acquired businesses may not perform as expected..., page 29

14.       This risk factor appears to discuss more than one risk. In particular, you discuss the fact that your acquisitions, or future acquisitions, may not perform as you expect and so they may not be accretive to earnings. You then note that contingent consideration may be required in connection with acquisitions, which may result in higher than expected costs and depress earnings. Finally, you note that funding acquisitions may impact the value of your Class A common stock. Please revise the Risk Factors section to discuss, in greater detail each of these risks under separate headings.

Response: Confidential Submission No. 1 has been revised as requested to break this risk factor into three separate risk factors.  Please see pages 30-31 of Confidential Submission No. 2.

Our acquisition due diligence process may not reveal all facts that are relevant..., page 30

15.       Revise this risk factor to clarify whether you have, to date, uncovered any significant facts that were not uncovered during your due diligence process. Also, please clarify the extent to which your acquisition agreements provide any remedy in the event that a material fact is discovered after an acquisition is completed. For instance, do your agreements provide for representations and warranties, or clawback provisions?

Response: Confidential Submission No. 1 has been revised as requested.  Please see pages 31-32 of Confidential Submission No. 2.

16.       In the last sentence, you indicate that some of your acquisitions may be newly formed RIA’s. However, in a number of places in the document you discuss the fact that your partners include a number of well-established RIA’s. Please tell us, with a view towards revised disclosure, as to the number and relative size of your acquired RIA’s that have operating histories of less than three years.

Response: Through Focus Independence, from time to time, the Registrant offers teams of wealth management professionals at traditional brokerages and wirehouses the opportunity to establish their own independent wealth management firm and ultimately join the Registrant’s partnership as a new partner firm.  Two of these firms joined the Registrant in 2015 and have operating histories of less than three years.  On a combined basis these two firms accounted for approximately 2% of the Registrant’s revenues for the nine months ended September 30, 2015. The Registrant respectfully advises the Staff that, in light of the fact that the results of these two firms are not material to the Registrant, the Registrant has not revised its disclosure in Confidential Submission No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Sources of Revenue, page 69

17.       We note your disclosure that your partner firms provide comprehensive wealth management services under a largely recurring, fee-based model. We also note that your wealth management fees are based either on a contractual percentage of the client’s assets, a flat fee, or an hourly rate and represent a majority of your total revenues from fiscal year 2013 to the interim period ended June 30, 2015. Your current disclosure in your Management’s Discussion and Analysis (MD&A) on pages 79 and 81 appears to attribute the increases in your wealth management fees only to new partner firms added and increases in revenue at your existing partners firms. Please revise your MD&A to disaggregate your wealth management fees for each period presented differentiating between revenues derived as a contractual percentage of the client’s assets, a flat fee, and an hourly rate.

Response: The Registrant has provided enhanced disclosure regarding the financial metrics which it considers most important to evaluating its business under the heading “How We Evaluate Our Business” on pages 80-84 in the MD&A.  The Registrant respectfully advises the Staff that it does not separately track revenues derived as a contractual percentage of client’s assets, flat fee or hourly rate, as the Registrant does not believe this information is useful in assessing the performance of the Registrant’s business.  Fee practices vary from partner firm to partner firm and among clients of the same partner firm depending on the requirements or desires of clients.  Fees are often based on a contractual percentage of assets or structured as fixed fees, but hourly fees and other arrangements are also frequently used.  Accordingly, management uses the metrics indicated in the MD&A to analyze the performance of the partner firms and the business as a whole.

18.       As a related matter, please also revise your MD&A to provide an enhanced qualitative and quantitative discussion of the key factors impacting the growth in your wealth management fees for each period presented, including, for instance assets under management, transactional volume, increases in customers, etc. Refer to Item 303(a)(3) of Regulation S-K.

Response:  As indicated in the response to Comment 17, the Registrant has provided enhanced disclosure regarding the financial metrics it considers most important to evaluating its business on pages 80-84 in the MD&A.  These metrics include revenue metrics, management fee metrics, Adjusted EBITDA metrics and other metrics and the discussion is enhanced by qualitative and quantitative disclosure.   Wealth management is highly client service-based with a high degree of personal interaction with clients.  Fees are often based on a contractual percentage of assets or structured as fixed fees, but hourly fees and other arrangements are also frequently used.  Fee practices change and can vary over time.  Transaction volume is not a basis for the Registrant’s wealth management fees.  Additionally, as a result of the Registrant’s partnership model, the Registrant is entitled to a preference in the operating cash flows of its partner firms (which is referred to throughout the Draft Registration Statement as Earnings Before Partner Compensation, or EBPC) up to a percentage of the partner firm’s estimated cash flow (which is referred to throughout the Draft Registration Statement as Base Earnings).  This preference dramatically decreases the volatility of the Registrant’s earnings.  The variable nature of management fees, which is the Registrant’s second largest operating expense, also decreases the volatility of the Registrant’s earnings.  Please see pages 9, 78 and 105 of Confidential Submission No. 2 for a discussion of the variable nature of management fees.  For these reasons, the Registrant respectfully submits that the metrics disclosed are the most important for evaluating the performance of its business.

Credit Facility, page 85

19.       Please revise to quantify the financial covenants contained in the Credit Facility, including the minimum consolidated fixed charge coverage ratio, maximum consolidated total leverage ratio and maximum consolidated secured leverage ratio, as referenced in your disclosure on pages 85 — 86.

Response: Confidential Submission No. 1 has been revised as requested. Please see pages 93 and F-16-F-17 of Confidential Submission No. 2.

Business

Expanding International Opportunities, page 95

20.       We note your disclosure in the second bullet on page 95 indicating that you have established a joint venture in the Shanghai Free Trade Zone in China. Please describe this joint venture in greater detail and, if material, file the related agreements in the joint venture as exhibits. See Item 601 of Regulation S-K.

Response: Confidential Submission No. 1 has been revised as requested. Please see pages 7 and 102 of Confidential Submission No. 2. The Registrant has determined that the related agreements in the joint venture are not material in accordance with, and therefore are not required to be filed as exhibits pursuant to, Item 601 of Regulation S-K.

Proven Acquisition Expertise, page 96

21.       In the first bullet on page 97, you state that you have an “experienced team of professionals with deep industry relationships who have developed a pipeline of potential acquisitions of new partner firms.” Please revise to discuss these relationships in greater detail and provide examples, as appropriate.

Response: Confidential Submission No. 1 has been revised as requested. Please see pages 8 and 105 of Confidential Submission No. 2.

Our Partner Firms, page 98

22.       We note disclosure related to the acquisition of your partner firms listed on page 99. Please revise your filing here or where deemed appropriate to provide the following:

•                 the dates that each of the acquisitions occurred;

•                 total sales prices distinguishing between cash, Focus LLC equity, and contingent consideration;

•                 a summary of total assets acquired and liabilities assumed; and

•                 any other information relevant for an understanding of your current and historical acquisitions.

Response:  The Registrant respectfully draws the Staff’s attention to the second column of the table on page 106 of Confidential Submission No. 2, which lists the month and year of each acquisition.

Confidential Submission No. 1 has been revised to address the third point of the Comment.  Please see page 105 of Confidential Submission No. 2.

With respect to the second and fourth points of the Comment, the Registrant respectfully submits that it has determined that the terms of the acquisition transactions for each of its 38 partner firms are not material and would not be of incremental value to investors in the Registrant’s Class A common stock.  The Registrant has presented acquisition consideration data for businesses acquired during the years ended December 31, 2013 and 2014 and the nine months ended September 30, 2015, including the cash and option premium consideration, fair market value of common units issued and fair market value of contingent consideration.  Please see page 79 and F-35 of Confidential Submission No. 2.

23.       As a related matter, please tell us and revise your filing to explain the reason(s) that several of your partner firms listed on page 99 are not classified as “completed acquisitions” despite disclosure on page 98 which states that all of your partner firms’ acquisitions have been paid for with a combination of cash and Focus LLC equity and the right to receive contingent consideration.

Response: The heading “Completed Acquisition(s)” was intended to indicate which of the partner firms have completed their own acquisitions.  Any such acquisitions have been integrated into the respective partner firms.  Confidential Submission No. 1 has been revised to clarify the heading. Please see page 106 of Confidential Submission No. 2.

24.       Please tell us whether any of your partner firms account for more than 10% of your revenues, and the identity of those partner firms. Similarly, please tell us whether you have any significant geographic concentration in terms of the location of partner firms that provide a material portion of your revenue or represent a material portion of your partner firms’ collective client assets.

Response: Two partner firms each accounted for slightly more than 10% of the Registrant’s revenues for the nine months ended September 30, 2015.   However, based on acquisition activity in the fourth quarter of 2015 and in January 2016, and on further acquisition activity expected in the first quarter of 2016 and thereafter, we do not expect that any partner firm will account for 10% or more of our revenues at the time we commence this offering.  Each partner firm is the Registrant’s wholly owned subsidiary and is consolidated in the Registrant’s financial statements.  The two aforementioned partner firms’ results are included for all historical financial periods presented in the Draft Registration Statement. The Registrant does not analyze the contribution of individual partner firms in the way that a company would generally analyze its dependence on certain major customers. With respect to geographic concentration of the partner firms, although some partner firms have offices or are headquartered in certain financial centers of the United States, many partner firms also have multiple offices throughout the country and the clients of such partner firms are spread across the United States and beyond.  Therefore, the Registrant believes that it does not have any significant geographic concentration that would warrant disclosure.

Acquisitions by Our Partner Firms, page 103

25.       To the extent you are able, please provide a quantified estimate of the “significant amount” of the acquisition opportunities your partner firms have executed, which you have identified through your proprietary in-house sourcing effort. Also, please indicate the total amount of funding that you have provided to your partner firms to fund acquisitions in both 2013 and 2014 as well as the current stub period.

Response: Confidential Submission No. 1 has been revised. Please see pages 10 and 111 of Confidential Submission No. 2. The Registrant is unable to provide a quantified estimate of the number of completed acquisitions by its partner firms that the Registrant has identified through proprietary in-house sourcing effort.  Consistent with the Registrant’s partnership model, the employees of Focus Financial Partners, LLC (“Focus LLC”) work in a collaborative manner with the principals and employees of partner firms to identify and execute acquisition opportunities. Focus LLC has an experienced team of professionals to assist in identifying potential acquisitions, while the majority of the partner firms do not. Therefore, most acquisition opportunities are sourced from Focus LLC’s team. The Registrant has not separately tracked which acquisition opportunities were identified through sourcing efforts of employees of Focus LLC as distinguished from the principals and employees of partner firms.

The Registrant provides funding for acquisitions in the same manner that a parent company would typically fund acquisitions by its wholly owned subsidiaries. Each partner firm is the Registrant’s wholly owned subsidiary and is consolidated in the Registrant’s financial statements.

Succession Planning for Firms Outside of Our Partnership, page 104

26.       We note that you have entered into more than 60 succession planning agreements as of October 1, 2015. Please tell us, with a view towards revised disclosure, the potential cost of completing the succession transactions and related asset purchases.

Response: Because it is not possible to predict when any particular succession agreement might take effect or what acquired assets would be transferred at such time, the Registrant is unable to quantify the potential cost of completing the succession transactions and related asset purchases.  Additionally, the completion of each succession transaction is subject to numerous variables, including agreement by both the third-party firm and the estate of a principal to enter into a transaction, obtaining required consents from clients, approval by the Registrant’s board of directors and other variables.  Because of these variables, the potential cost of completing succession transactions and related asset purchases is not known or quantifiable.

Acquisitions of New Partner Firms, page 104

27.       Please revise the penultimate paragraph on page 106 to briefly explain the “certain limited situations” in which your management agreements may be terminated early.

Response: Confidential Submission No. 1 has been revised as requested. Please see page 114 of Confidential Submission No. 2.

Certain Relationships and Related Party Transactions

Historical Transactions with Affiliates — Other Transactions, page 133

28.       We note that in the penultimate paragraph on page 133, you disclose certain costs you incurred for the year ended December 31, 2014 for Mr. Adolf’s business travel expenses, but have not provided such disclosure for any prior periods. Please confirm that you have provided the disclosures required by Item 404 of Regulation S-K for the three fiscal years prior to the filing of your registration statement, or revise your disclosure as appropriate. See Instruction 1 to Item 404.

Response:  Confidential Submission No. 1 has been revised.  Please see page 139 of Confidential Submission No. 2.  The Registrant has included the disclosures required by Item 404 of Regulation S-K for 2013 and 2014 and will include disclosure for 2015 when the Draft Registration Statement is amended to include audited financial information for 2015.

Security Ownership of Certain Beneficial Owners..., Page 135

29.       Please tell us whether you anticipate being a “controlled company,” as defined by NASDAQ, upon the completion of this offering. If so, please revise your disclosure, including providing an appropriate risk factor.

Response: The Registrant respectfully advises the Staff that it does not anticipate being a “controlled company,” as defined by NASDAQ, upon the completion of this offering.

Description of Capital Stock, page 137

30.       We note your disclosure in the second paragraph on page 137 that the summary appearing in this section “is qualified in its entirety by reference to the provisions of applicable law....” You may not qualify your prospectus in this manner, unless incorporation by reference or a summary of a document filed as an exhibit is required. Refer to Securities Act Rule 411(a). Please revise your disclosure accordingly.

Response: Confidential Submission No. 1 has been revised as requested. Please see page 143 of Confidential Submission No. 2.

Limitation of Liability and Indemnification Matters, page 141

31.       Please add a risk factor that addresses the risk to your business and financial condition of the provisions in your:

•                 amended and restated certificate of incorporation that limit the liability of your directors; and

•                 amended and restated bylaws that require you to indemnify your directors and officers to the fullest extent permitted under Delaware law.

Response: Confidential Submission No. 1 has been revised as requested. Please see pages 45-46 of Confidential Submission No. 2.

Underwriting

No Sales of Similar Securities, page 150

32.       Please revise to briefly describe the “certain limited circumstances” under which the sales limitations referenced in the penultimate paragraph on page 150 do not apply and the “certain limited exceptions” to the lock-up agreements, as referenced in the subsequent paragraph.

Response: Confidential Submission No. 1 has been revised as requested. Please see pages 156-159 of Confidential Submission No. 2.

Item 13. Other Expenses of Issuance and Distribution, page II-1

33.       We note your statement that the selling shareholders will not bear any portion of the offering expenses. However, we are unable to locate any reference to the selling shareholders elsewhere in the prospectus. Please revise or advise.

Response: Confidential Submission No. 1 has been revised to delete the statement referencing selling shareholders. Please see page II-1 of Confidential Submission No. 2.

Consolidated Financial Statements for the Years Ended December 31, 2013 and 2014

Notes to Consolidated Financial Statements

Note 4. Goodwill and Other Intangible Assets, page F-35

34.       Please revise your footnote disclosure along with your MD&A to discuss the facts and circumstances leading to the disclosed goodwill impairment. Please refer to ASC 350¬20-50-2a. Additionally, please explain to us the difference between your goodwill and acquired goodwill as we note separate roll forward information provided.

Response: Confidential Submission No. 1 has been revised to discuss the facts and circumstances leading to the disclosed goodwill impairment for the year ended December 31, 2013.  Please see pages 89 and F-37 of Confidential Submission No. 2.

“Acquired goodwill” represents additions to goodwill during the respective periods that together with “Impairment of goodwill” and “Other” account for the total change to goodwill during the respective periods.  Confidential Submission No. 1 has been revised to change “acquired goodwill” to “goodwill acquired” to clarify that these amounts represent additions to goodwill during the respective periods.  Please see pages F-14 and F-36 of Confidential Submission No. 2.

Exhibit Index

35.       Please tell us what consideration you have given to filing the Cash Bonus Plan as an exhibit to the registration statement.

Response:  The “Cash Bonus Plan” referenced within the descriptions of the current employment agreements for the Registrant’s named executive officers on page 119 of Confidential Submission No. 1 is not formalized within a particular plan document.  The employment agreements provide that the named executive officers are eligible to receive an annual bonus award each fiscal year under a “Cash Bonus Plan” that will be implemented and determined at the Registrant’s discretion each applicable fiscal year. With respect to the 2014 and 2015 years, each named executive officer received a discretionary annual bonus that has been or will be reported within the discretionary “Bonus” column of the Summary Compensation Table.  The Registrant recognizes that using the term “Cash Bonus Plan” implied that there is a formal material compensatory arrangement regarding bonus awards and has revised Confidential Submission No. 2 to clarify the discretionary nature of the annual bonus awards.  Please see page 126 of Confidential Submission No. 2.

Additional Comments

General

36.       Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Response: Based on the Comment, the Registrant has revised the front cover of the prospectus to include the artwork that the Registrant anticipates using in the preliminary prospectus.  Confidential Submission No. 2 includes all graphics, maps, photographs and other artwork and logos the Registrant intends to use in the prospectus.

37.       Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Registrant has not prepared or used, or authorized anyone to prepare or use, any written communications, as defined in Rule 405 under the Securities Act, for potential investors in reliance on Section 5(d) of the Securities Act. To the extent that such written communications are prepared, the Registrant will promptly submit copies to the Staff.

Please direct any questions you have with respect to the foregoing responses to me at (646) 599-9480 or Brenda Lenahan of Vinson & Elkins L.L.P. at (212) 237-0133.

Very truly yours,

/s/ J. Russell McGranahan
J. Russell McGranahan
General Counsel
Focus Financial Partners Inc.

cc:                                      William Schroeder (Securities and Exchange Commission)

John Spitz (Securities and Exchange Commission)

David Lin (Securities and Exchange Commission)
Brenda Lenahan (Vinson & Elkins L.L.P.)

Robert Seber (Vinson & Elkins L.L.P.)